SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL
Linhas aéreas inteligentes

| | |
|---|---|
| MISSION | TO BRING PEOPLE TOGETHER SAFELY AND SMARTLY |
| VISION | TO BE THE BEST AIRLINE TO FLY WITH, WORK FOR AND INVEST IN |
| VALUES | SAFETY, INNOVATION, CLIENT, FOCUS, RESULTS-DRIVEN AND SUSTAINABILITY |

# 7th Annual LatAm CEO Conference

MAY, 2012

# INSTITUTIONAL PRESENTATION



GOL
Linhas aéreas inteligentes

# DISCLAIMER



"The material that follows is a confidential presentation of general background information about **GOL Linhas Aéreas Inteligentes S.A.** and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without **GOL's** prior written consent".

GOL
Linhas aéreas inteligentes



05

01::

# GOL OVERVIEW

# LARGEST LOW COST AIRLINE IN LATIN AMERICA



GOL Linhas aéreas inteligentes

(BM&FBovespa: GOLL4 e NYSE: GOL), (S&P: B+ / Fitch: B+ / Moody`s: B3)

## PROFILE

- Low-cost, low-fare platform
- Efficient aircraft utilization
- Largest e-commerce platform in Latin America
- Standardized fleet of B737 next generation aircraft
- Dominant position at Brazil's main airports
- Focus on short-haul flights
- Strong code-share portfolio
- Solid balance sheet
- 63 domestic and 13 internacional destinations

## NUMBERS

**11 YEARS** COMPLETED ON JANUARY 15, 2012

**850 FLIGHTS** PER DAY

**94%** OF INTERNET SALES

**1Q12 LTM** NET REVENUES **R$7.8 BILLION**

**35.8%** DOMESTIC MARKET SHARE

OVER **35 MILLION** PASSENGERS CARRIED IN 2011

GOL'S MILEAGE PROGRAM, SMILES: MORE THAN **8.5 MILLION** PARTICIPANTS

FLEET **120** OPERATING AIRCRAFT

UTILIZATION RATE 1Q12 **12.9 BLOCK** HOURS

# WEBJET – CONSOLIDATION OF GOL'S STRATEGY


webjet

## PROFILE

- Low-cost, low-fare platform
- Efficient aircraft utilization
- Standardized fleet of B737 aircrafts
- Strong position at Brazil's main airports
- Focus on short-haul flights
- 18 domestic destinations

## NUMBERS

**6 YEARS**
OF OPERATIONS

**136 FLIGHTS** PER DAY

**6 MONTHS** NET REVENUES of
**R$600 MILLION**

**5.8%** OF TOTAL DOMESTIC SHARE

OVER
**5 MILLION** PASSENGERS CARRIED IN 2011

FLEET
**28** OPERATING AIRCRAFT

UTILIZATION RATE
**11.2 BLOCK** HOURS

# SUSTAINABLE STRATEGY



GOL Linhas aéreas inteligentes

Strategy supports GOL´s business model

## COMPETITIVE COST ADVANTAGE

PEOPLE
IT
GOVERNANCE

### Stimulate Demand
- New Midle Class
- Competitive Fares
- New Markets Development

### Strong Balance Sheet
- Development of Ancillary Revenue
- Adequate Debt Profile
- High Liquidity

### Profitability
- Return to Shareholder
- Long-Term Vision
- Sustainable Growth

### Service
- Safety
- Punctuality
- Regularity

# 1Q12 HIGHLIGHTS



GOL's strategy remains the same and privileges simplicity

1 **CASK EX-FUEL: R$8.63**

2 **DISCIPLINED SUPPLY MANAGEMENT: -2% (2012 vs. 2011)**

3 **NUMBER #1 IN PUNCTUALITY IN 2012**

4 **FLEXIBLE FLEET PLAN**

5 **STRONG LIQUIDITY: R$2.2 BILLION**

MEASURES TO ADJUST THE CAPACITY AND COST STRUCTURE TO A NEW BRAZILIAN AND GLOBAL MACROECONOMIC SCENARIO

GOL
Linhas aéreas inteligentes



# 02:: BRAZILIAN AVIATION INDUSTRY

# AIR TRANSPORTATION CONTINUOUS GROWTH



GOL
Linhas aéreas inteligentes

Air transport has become the most popular mean of transportation

## PASSENGERS PENETRATION PER COUNTRY DOMESTIC PASSENGERS CARRIED / POPULATION



3.5
3
2.5
2
1.5
1
0.5
0
AUSTRALIA
UK
SPAIN
US
CANADA
JAPAN
CHILE
MEXICO
BRASIL
SOUTH AFRICA
CHINA

Source: IATA 2010 UM,IMF, ANAC,JAC,DGAC

## GOL x INTERSTATE BUS COST-BENEFIT COMPARISON

| São Paulo - Fortaleza | Bus | Aircraft |
|---|---|---|
| Fare (One Way) | R$387 | R$249 |
| Time | 50 Hours | 3 Hour |
| São Paulo - Salvador | Bus | Aircraft |
| Fare (One Way) | R$286 | R$266 |
| Time | 32 Hours | 2h30 min |

LOWEST FARES CONSULTED IN MAY 12, CONSIDERING TWO MONTH EARLY BOOKING

## ADDRESSABLE MARKET



ADDRESSABLE MARKET
NON-ADDRESSABLE MARKET
192
7.8%
207
128
19.5%
153
64
54
2010
2020E

Source: IBGE and Bradesco Bank

## TRANSPORTED PASSENGERS (MM)



AIRCRAFT
BUS
62
54
57
76
67
51
46
40
2007
2008
2009
2010

Source: ANTT – Considering Travel Passengers above 75 KM; ANAC

GOL
Linhas aéreas inteligentes



# 03::

## GOL´s COMPETITIVE ADVANTAGES

# CASK EX-FUEL (LTM)

## CASK EX-FUEL ADJUSTED BY THE AVERAGE STAGE LENGTH IN DOLLAR*

| | 1Q10 | 2Q10 | 3Q10 | 4Q10 | 1Q11 | 2Q11 | 3Q11 | 4Q11 | 1Q12 |
|---|---|---|---|---|---|---|---|---|---|
| GOL | 4.9 | 5.0 | 5.1 | 4.9 | 5.0 | 5.3 | 5.5 | 5.5 | 4.7 |
| TAM | 6.4 | 6.6 | 6.6 | 6.8 | 6.9 | 7.1 | 7.3 | 7.1 | 7.0 |
| LAN | 8.7 | 8.9 | 9.1 | 9.4 | 9.5 | 9.8 | 9.9 | 9.8 | 9.7 |
| Southwest Airlines | 4.9 | 5.0 | 5.0 | 5.1 | 5.1 | 5.1 | 5.1 | 5.3 | 5.6 |
| Alaska Airlines | 8.3 | 7.8 | 7.7 | 7.9 | 7.7 | 7.9 | 7.8 | 8.5 | 8.9 |
| Copa Airlines | 6.4 | 6.4 | 6.2 | 6.6 | 6.0 | 5.8 | 5.8 | 5.6 | 5.9 |
| jetBlue Airways | 6.0 | 5.7 | 5.7 | 6.0 | 6.1 | 5.8 | 5.6 | 5.9 | 6.3 |

GOL'S CASK EX-FUEL (LTM) REMAINS COMPETITIVE VERSUS PEERS

* Quarter average dollar
**Company's earnings releases



# LOW COST MODEL: COMMITMENT TO A LOW CASK EX-FUEL

GOL adopted measures to maintain its competitive advantage


8.98
9.72
9.41
9.47
8.63
1Q11
2Q11
3Q11
4Q11
1Q12

| Impact | CASK EX-FUEL (R$ cents) | | | Cost Reduction Measures |
|---|---|---|---|---|
| | 1Q11 | 4Q11 | 1Q12 | |
| Labor | 2.96 | 3.14 | 2.91 | ✓ Over 10% Reduction of workforce<br>✓ Reduction from 4 to 3 flight attendants on B737-700 aircraft (30% of total fleet) |
| Maintenance | 0.65 | 0.95 | 0.44 | Delta TechOps agreement |
| Other Expenses | 1.15 | 0.75 | 0.80 | Synergies with Webjet and Reduction of 100 daily lights |

# 1Q12 RESULTS
# MAIN FINANCIAL INDICATORS



## Indicators show a trend to improve in the coming quarters



25.9%
29.0%
29.6%
31.1%
27.6%
1,880
2,076
2,187
2,348
2,157
1Q11
2Q11
3Q11
4Q11
1Q12
Total Cash (R$MM)
Total Cash / Net Revenues (LTM)



4.4x
3.4x
2.5x
1.6x
1.3x
1,542
1,200
943
656
571
1Q11
2Q11
3Q11
4Q11
1Q12
EBITDAR LTM (R$MM)
EBITDAR / Interest Expenses



6.0x
6.1x
5.0x
5.1x
4.6x
313
342
442
464
469
1Q11
2Q11
3Q11
4Q11(*)
1Q12
Short-term Debt (R$MM)
Total Cash / Short-term Debt



7,344
4.8x
7,612
6.3x
8.6x
8,142
13.0x
8,527
14.9x
8,503
1Q11
2Q11
3Q11
4Q11
1Q12
Adjusted Gross Debt
Adjusted Gross Debt / EBITDAR (LTM)

(*) Excludes Reclassification for Short-Term Debentures

# FINANCIAL COMMITMENTS



## Leverage Ratio Real Picture

***Total Financial Commitments represent the actual size of the Company's future obligations***

*(R$ in Billion)*



3.7
3.8
4.7
4.9
5.1
2.4 x
3.2 x
5.0 x
7.5 x
8.9 x
1Q11
2Q11
3Q11
4Q11
1Q12
Net Financial Commitments/EBITDAR (LTM)
Net Financial Commitments

THE TOTAL NET FINANCIAL COMMITMENTS INCLUDES NET DEBT RECORDED IN THE BALANCE SHEET AND THE PROJECTION OF OPERATING LEASES PAYMENTS BETWEEN 2011 AND 2021 (OFF BALANCE)

*The market considers adjusted net leverage ratio using a metric of 7x operating lease



# 04::

# INSIDE GOL

# GOL HAS ONE OF THE LARGEST E-COMMERCE PLATFORMS IN BRAZIL



As of December/2011, around 40% of GOL´s passengers used electronic check-in

## NET TICKET SALES BREAKDOWN



91%
93%
94%
93%
94%
94%
9%
7%
6%
7%
6%
6%
2007
2008
2009
2010
2011
1T12
Others
Website + Call Center

In April/2012, around 90% of Webjet´s passengers used electronic check-in

## VISITS PER MONTH IN THOUSANDS

| | JAN/12 | FEB/12 | MAR/12 | APR/12 |
|---|---|---|---|---|
| Twitter | 108.6 | 114.1 | 119.8 | 125.1 |
| Facebook | 638.5 | 658.2 | 707.4 | 726.9 |

## E-COMMERCE PLATFORM BENEFITS

1 → CONVENIENCE FOR GOL'S CLIENTS
2 → SCALABLE SELLING STRUCTURE
3 → DISINTERMEDIATION

## "GOL ON THE AIR" - CREATING VALUE FOR GOL´S PASSENGERS

**AROUND 40% OF GOL´S FLIGHTS OFFER THIS CONVENIENCE**

GOL
Linhas aéreas inteligentes

# IN-FLIGHT ENTERTAINMENT: *GOL NO AR ("GOL ON THE AIR")*

GOL NO AR

- Potential Interactive portal on board
- Partnerships with content providers
- Automatic content update each landing via Wi-Fi at the main Brazilian airports
- No additional cost: ACARS equipment
- 44 aircraft in the end of 2011 (85 until the end of 2012)
  - Total Access: 217.000 per month



NOTEBOOKS (WI-FI)



TABLETS



IPOD TOUCH, IPHONE AND SMARTPHONES

# ANCILLARY REVENUES



New portfolio of ancillary revenues: Key to increase

## KEY INITIATIVES

- CARGO
- BUY ON BOARD
- SMILES
- ADDITIONAL SERVICES

## ANCILLARY REVENUE COMPARISON

REVENUES PER LAST FILING



33%
25%
20%
10%
12%
Allegiant
Ryanair
EasyJet
JetBlue

Source: Companies' filings

## ANCILLARY REVENUE

IN R$ MILLION

'05-11 CAGR 40.1%



CAGR – 16,6%
374.3
516.1
718.9
701.8
806.0
828.2
2007
2008
2009
2010
2011
1Q12 (LTM)

## BREAKDOWN OF NET PASSENGER AND ANCILLARY REVENUES



8%
8%
11%
10%
11%
12%
92%
92%
89%
90%
89%
88%
2007
2008
2009
2010
2011
1Q12
PASSENGER
ANCILLARY

05::

SMILES



# SMILES: THE STRENGTH OF GOL'S MILEAGE LOYALTY PROGRAM



GOL Linhas aéreas inteligentes

Growth opportunity: Smiles is being treated as separate business unit

## BRAZILIAN MILEAGE PROGRAM INDUSTRY IS EXTREMELY ATTRACTIVE

- ✓ Still underpenetrated when compared to developed markets
- ✓ Growth opportunity for the airline, financial and retail industries
- ✓ High margins, low volatilily and high value

Smiles

## SMILES's TRANSFORMATION IS AN OPPORTUNITY TO EXPLORE THIS MARKET

- ✓ SMILES is being treated as a separate business unit
- ✓ Expand partnerships and clients base
- ✓ Improvement of systems and infrastructure

## GENERATING VALUE FOR GOL'S SHAREHOLDERS

- ✓ Flexibility for shareholders portfolio investments
- ✓ Consolidation of international partnerships
- ✓ Increase on Smiles penetration and perception in the Brazilian mileage program industry

# SMILES: THE STRENGTH OF GOL'S MILEAGE LOYALTY PROGRAM



GOL
Linhas aéreas inteligentes

## Growth opportunity: Smiles is being treated as separate business unit


Smiles
GOL
Smiles
GOL
Smiles
GOL
Smiles
GOL

### Penetrating Business Travelers

- ≥ 8.5 mm clients
- Stronger mileage bonus for business oriented route and fare segment
- Higher frequency in the most important domestic airports

### Institutions and Retailers

- ≥ 180 partners
- Sales of miles in advance
- Co-branded credit card
- Partnership with retailers and hotels

### Code-Share agreements

- Increases traffic to GOL's network
- Additional value to SMILES: long-haul flights
- Integration of mileage program

**HIGH VALUE IN FREQUENT FLYERS**

# SMILES: THE STRENGTH OF GOL'S MILEAGE LOYALTY PROGRAM



Growth opportunity: Smiles is being treated as separate business unit


Smiles
Internal department
Focused Structure
Business unit
Subsidiary 100%
Partial Spin off
Total Spin off
Miles & More
Lufthansa
AAdvantage
Frequent flyer
multiplus
CLUB Premier
aeroplan



# SMILES: THE STRENGTH OF GOL'S MILEAGE LOYALTY PROGRAM

GOL Linhas aéreas inteligentes

Smiles evolution: over 1.0 million members increase since 1Q11

## Smiles Members Base (in million)



+13,9%
+29,3%
6,629
7,469
8,282
7,526
8,573
2009
2010
2011
1Q11
1Q12

## Tickets Issued – Smiles (in unit)



+89,1%
3,345
2,380
2,760
604
1,143
2009
2010
2011
1Q11
1Q12

BREAKAGE FOLLOWS INDUSTRY LEVELS

06::

WEBJET



Gollog
Gollog

# WEBJET ACQUISITION

Strengthening of companies position in domestic market

## ACQUISITION STEPS

| | | |
|---|---|---|
| 07/08 | MOU | ✓ |
| 09/01 | Acquisition Contract | ✓ |
| 09/21 | ANAC's Approval | ✓ |
| 10/25 | APRO Signature | ✓ |
| TBD | CADE's Approval | |

| Webjet Operational Highlights | 2011 |
|---|---|
| Capacity | 6,025 |
| Demand | 4,513 |
| Load Factor | 75,% |
| Pax on Board. ('000) | 5,088 |
| Productivity (Block Hours) | 11,0 |
| Av. Stage Lenght (km) | 794 |
| Fleet - End of Period | 25 |

## DEAL OVERVIEW

- On August 1, 2011 VRG entered into a stock agreement with the controlling shareholders of Webjet to acquire of 100% of Webjet shares for a total EV of **R$ 310 million** (not adjusted for leasing)
- Webjet is a airline with 5% share in the domestic market, which posted R$ 764 mm in revenues in 2010, operating profit of R$ 41 mm (5.4% margin) and EBITDAR of R$96mn (12.6% margin)
- Webjet also operates under a low-cost, low fare business model
- The adjusted acquisition price for 100% of the capital stock of Webjet was **R$43.4 million**, which is still subject to minor adjustments

# COMPANY POSITION IN THE DOMESTIC MARKET



GOL Linhas aéreas inteligentes

Largest route network in Latin America with high frequency in major cities

## TOP 10 AIRPORTS IN BRAZIL IN TOTAL PASSENGERS (Millions)(1)

| # | Airport | Passengers |
|---|---|---|
| 1 | Guarulhos | 8,066 |
| 2 | Galeão | 4,316 |
| 3 | Congonhas | 3,873 |
| 4 | Brasília | 3,737 |
| 5 | Confins | 2,549 |
| 6 | Campinas | 2,124 |
| 7 | Salvador | 2,107 |
| 8 | Porto Alegre | 2,046 |
| 9 | Recife | 1,681 |
| 10 | Curitiba | 1,583 |

## GOL + WEBJET DOMINANT POSITION IN BRAZIL'S MAIN AIRPORTS (2,3)



1
2
3
4
5
6
7
8
9
10

(1) INFRAERO
(2) Source: Hotrans approved on 07/01/2011
(3) Source: ANAC Annual Report

- Cabotage operations (ex:GIG-POA-Foreign) are considered as domestic
- Only Friday frequencies were considered
- TAM consolidates Tam Group + Pantanal

## AIRPORTS SLOTS

| # | GOL + Webjet | TAM | Others |
|---|---|---|---|
| 1 | 105 | 96 | 45 |
| 2 | 83 | 57 | 31 |
| 3 | 117 | 107 | 24 |
| 4 | 93 | 93 | 44 |
| 5 | 63 | 24 | 74 |
| 6 | 11 | 5 | 142 |
| 7 | 55 | 30 | 45 |
| 8 | 38 | 27 | 38 |
| 9 | 34 | 30 | 32 |
| 10 | 52 | 31 | 45 |

Subtitle:
- GOL / Webjet
- TAM
- Others

GOL
Linhas aéreas inteligentes



07::

# DELTA STRATEGIC ALLIANCE

# DELTA: STRATEGIC ALLIANCE



## AGREEMENT WITH DELTA STRENGTHENS GOL'S STRATEGIC POSITION

- **An increase in the scope of the code-share agreement (flight sharing)**
  - ✓ GOL use its code for Delta's flights between Brazil, United States and others
  - ✓ Delta use its code for GOL's flights (Brasil, Caribe, América do Sul)
- **Coordination of flight schedules**
  - ✓ Increase the attractiveness of the companies joint services
  - ✓ Facilitating flight connections, cargo and passenger
  - ✓ 400 destinations in over 70 countries served by GOL and Delta
- **Joint commercial and promotional activities**
- **Transfer of the lease of two remaining Boeing 767 aircraft in GOL´s fleet**
  - ✓ Transfer of leasing and spare parts
- **Exploring synergies in passenger services, maintenance and logistical support**
- ***Next Steps: Auction of Remaining Shares and End of Distribution - TBD***

GOL Linhas aéreas inteligentes

DELTA

# 08::

# RECENT DEVELOPMENTS



# DOMESTIC INDUSTRY IN 2011



| | GOL | webjet | GOL + webjet | TAM | Azul | Others | Industry |
|---|---|---|---|---|---|---|---|
| ASK | 44,276 | 6,027 | 50,187 | 48,743 | 8,573 | 8,450 | 116,069 |
| ***Growth YoY*** | **6.4%** | **11.8%** | **6.8%** | **9.5%** | **69.2%** | **38.9%** | **13.1%** |
| RPK | 30,477 | 4,507 | 34,913 | 48,743 | 8,573 | 5,970 | 81,452 |
| ***Growth YoY*** | **9.4%** | **9.6%** | **9.2%** | **11.5%** | **64.7%** | **48.2%** | **15.8%** |
| Load Factor | 68.8% | 74.8% | 69.6% | 68.8% | 81.5% | 70.7% | 70.2% |
| ***Growth YoY*** | **1.9%** | **-1.5%** | **1.3%** | **1.2%** | **-2.2%** | **4.5%** | **1.7%** |
| Market Efficiency | 0.98 | 1.07 | 0.99 | 0.98 | 1.16 | 1.01 | NA |
| ***Growth YoY*** | **0.0%** | **-4.3%** | **-0.2%** | **-0.7%** | **-5.0%** | **4.2%** | **NA** |

IN 2011, GOL HAD THE MOST PRUDENT CAPACITY ADDITION IN THE DOMESTIC INDUSTRY

# DOMESTIC INDUSTRY IN 1Q12: CAPACITY ADDITION DISCIPLINE

Capacity discipline in the domestic market: results reflected in 1Q12

| | GOL | webjet | GOL webjet | TAM | Azul | Others | Industry |
|---|---|---|---|---|---|---|---|
| ASK | 11.127 | 1.795 | 12.922 | 12.468 | 2.688 | 2.973 | 31.051 |
| *Growth YoY* | *3,6%* | *25,5%* | *6,1%* | *4,5%* | *39,1%* | *60,2%* | *11,3%* |
| RPK | 7.395 | 1.385 | 8.780 | 8.500 | 2.136 | 2.126 | 21.542 |
| *Growth YoY* | *-4,7%* | *24,0%* | *-1,1%* | *1,1%* | *37,1%* | *67,6%* | *7,1%* |
| Load Factor | 66,5% | 77,2% | 68,0% | 68,2% | 79,5% | 71,5% | 69,4% |
| *Growth YoY* | *-5,8%* | *-0,9%* | *-5,0%* | *-2,3%* | *-1,1%* | *3,1%* | *-2,7%* |
| Market Eficiency | 0,96 | 1,11 | 0,98 | 0,98 | 1,15 | 1,03 | NA |
| *Growth YoY* | *-4,4%* | *2,7%* | *-3,1%* | *0,5%* | *2,5%* | *8,7%* | *NA* |

GOL's capacity **increased 3.6%.** Webjet's capacity **increased 25.5%.**
GOL e Webjet combined capacity **increased 6.1%** compared to the same period of 2011.

# DOMESTIC SUPPLY IN 1Q12

**THE INDUSTRY ADOPTED A CONSERVATIVE CAPACITY ADDITION AS FROM THE SECOND HALF OF 2011**



Domestic Supply Annual Growth
% Change in Annual ASK
GOL+Webjet
Industry Ex-GOL+Webjet
TOTAL ASK GOL+Webjet In Billions
21.9%
18.0%
Estimates Between 5%-7%*
19.7%
8.2%
-2.0%
38.8
46.4
50.2
49.2
2009
2010
2011
2012

*Considering elasticity of 1.4-2.0x GDP


www.voegol.com

09::

# 1Q12 Highlights

# 1Q12 RESULTS
# MAIN INDICATORS



GOL Linhas aéreas inteligentes

## Consolidated Operational Data (GOL + Webjet)

| Operational Highlights | 1Q12 (*) | 1Q11 | Var% 1Q12/1Q11 |
|---|---|---|---|
| Supply | 13.990 | 12.156 | 15.1% |
| Demand | 9.504 | 8.627 | 10.2% |
| Load Factor | 67.9% | 71.0% | *-3.0 p.p.* |
| Break-Even LF (BELF) | 67.7% | 65.9% | *+1.8 p.p.* |
| CASK (R$) | 15.43 | 14.48 | 6.6% |
| CASK-Ex Fuel (R$) | 8.63 | 8.98 | -3.9% |
| PRASK (R$) | 13.75 | 14.02 | -1.9% |
| RASK (R$) | 15.48 | 15.59 | -0.7% |
| Spread (RASK – CASK) | 0.05 | 1.11 | -95.3% |
| Yield (R$/c) | 20.25 | 19.75 | 2.5% |

**CASK EX-FUEL R$ 8.63 REFLECTS THE EFFORTS ADOPTED BY THE COMPANY IN REDUCING OPERATING COSTS DURING 2011 AND THE BEGINNING OF 2012**

(*) Consolidated GOL + Webjet

# 1Q12 RESULTS HIGHLIGHTS



## Consolidated Financial Data (GOL + Webjet)

| Financial Highlights | 1Q12 (*) | 1Q11 | VAR 1Q12 x 1Q11 |
|---|---|---|---|
| Net Operating Revenue (R$MM) | 2,166.1 | 1,895.7 | 14.3% |
| EBIT(R$MM) | 7.3 | 135.3 | -94.6% |
| ***EBIT Margin (%)*** | ***0.3%*** | ***7.1%*** | ***-6.8 p.p*** |
| EBITDAR (R$MM) | 267.9 | 353.7 | -24.2% |
| ***EBITDAR Margin (%)*** | ***12.4%*** | ***18.7%*** | ***-6.3 p.p*** |
| Net income | (41.4) | 69.4 | Nm |
| ***Net Margin (%)*** | ***-1.9%*** | ***3.7%*** | ***-m*** |
| Adjusted Gross Debt / EBITDAR (LTM) | 14.9 x | 4.8 x | 201.1% |
| Adjusted Net Debt / EBITDAR (LTM) | 11.1 x | 3.6 x | 202.0% |
| Cash / Net Revenue (LTM) | 27.6% | 25.9% | +1.8 p.p |

(*) Consolidated GOL + Webjet

# 10:: VIEW FOR 2012



# CHALLENGE FOR NEXT QUARTERS



In 2012, GOL remains with a focus on recovering profitability

**Challenge Scenario**

- Lower dillution
- Volatile macroeconomic outlook



- **Actions to reduce costs**
  - ✓ Management of Cost Ex-Fuel Management
  - ✓ Fuel
- **Discipline in Offer Addition**
- **Fleet Otimization GOL + Webjet**

THE COMPANY IS SIMPLER, FASTER AND WITH LESS LAYERS, REFLECTING ITS LOW COST LOW FARE MODEL

# FLEET PLAN

## EFFORTS TOGETHER WITH LESSORS TO EARLY RETURNS WITHOUT ADDITIONAL COSTS



| Fleet Plan End of Period | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|
| *Boeing 737-700 NG* | 43 | 39 | 32 | 32 |
| *Boeing 737-800 NG* | 80 | 89 | 103 | 108 |
| *Boeing 737-300* | 24 | 9 | - | - |
| *Boeing 767* *(1)* | 3 | 1 | 1 | - |
| **TOTAL FLEET** | **150** | **138** | **136** | **140** |

(1) It is present in the total fleet, but is not part of the fleet operating



THE PLAN CONSIDERS THE ANTICIPATED RETURN OF BOEING 737-300 AIRCRAFT, WHICH ARE PART OF WEBJET'S OPERATIONAL FLEET, AND REPLACING THEM WITH BOEING 737-700/800 NEXT GENERATION*

*According to the purchase order for the existing aircraft with GOL Boeing.

**GOL** INVESTOR RELATIONS
+55 11 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

GOL
Linhas aéreas inteligentes

# THANK YOU!